INVEST IN **VADE NUTRITION**

World's Leading Portable & Convenient Nutritional Supplement Brand


NO SCOOPING
NO MEASURING
NO MESS
AMERICA'S FASTEST-GROWING
x2
Inc.
500
PRIVATE COMPANIES
VADE
NUTRITION
THE CREATORS OF DISSOLVABLE PROTEIN PACKS

vade-nutrition.com Howell, MI

B2B Food & Beverage Ecommerce Consumer Goods Retail

Highlights

Repeat Founder
Started a prior company with $2M+ in funding or revenue

Investment Memo
An investor has written an Investment Memo

1. $20M+ revenue, growth rate of 1,523% over a 3-year period (numbers refer to predecessor, Pro Bottle)
2. Landed a deal on ABC's Shark with Mark Cuban & Alex Rodriguez
3. Space in 8,000+ retail locations in some of the nation's largest retailers – GNC, Hy-Vee, CVS & more
4. Secured multi-million dollar licensing deals & global distributors.
5. 2-time winner of Inc 500 Fastest Growing Companies, ranked in the top 12 for all health companies
6. Our founder, Joe Johnson, was listed as Forbes 30 Under 30 in 2022
7. Our products are viral by nature, backing up our 500M+ views on social media & 8,000+ 5-Star reviews

Featured Investors



Mike and Stacey Marsh Follow Invested $5,000

Mike and Stacey Marsh are proven CPG founders who built Flatout Flatbread from the ground up into a nationally distributed "better-for-you" brand, helping pioneer the modern flatbread category and ultimately sold Flatout in a reported ~$92M acquisition.

"We're investing in VADE Nutrition because we recognize rare, defensible product innovation, and we know firsthand what it takes to scale a breakthrough food format into a category-defining brand."

Stacey Marsh
Syndicate Lead

Follow

Invested $5,000

Bio: Mike and Stacey Marsh are proven CPG founders who built Flatout Flatbread from the ground up into a nationally distributed "better-for-you" brand, helping pioneer the modern flatbread category and ultimately sold Flatout in a reported ~$92M acquisiti

"We're investing in VADE Nutrition because we recognize rare, defensible product innovation, and we know firsthand what it takes to scale a breakthrough food format into a category-defining brand. Joe is a leader and committed to success. He has passion and determination to build a strong emerging brand. We are excited to work hard alongside Joe on this journey. We feel we can create our own category for health and wellness as we make it easier and more accessible for everyday consumers."

Team



Joe Johnson Founder & CEO

As Seen on ABC's Shark Tank, awarded Forbes 30 Under 30, and 2X winner of Inc 500, Joe is a former college athlete, and the inventor of VADE's Dissolvable Nutrition Packs, where he has grown revenue from $17K to $20M+

vade-nutrition.com



Courtney McHugh COO / Integrator

Certified EOS Integrator, PMP, Ex-Boeing, Ex-UPS. Broad experience as Second-in-Command in the manufacturing, professional services, real estate, tech, media, online coaching, and marketing sectors.



Bryson Nugent Accounting Manager

Bryson Nugent, CPA—financial architect behind VADE's numbers. Senior Accountant at Yeo & Yeo CPAs, BBA UM-Flint. Oversees modeling, cost controls, and investor reporting to scale growth with disciplined financial rigor.

Memo


VADE®
NUTRITION
THE FUTURE OF NUTRITION IS HERE

VADE Nutrition is shaking up the nutritional supplement industry by prioritizing many consumers' #1 concern: convenience. VADE's solution offers high-quality nutrition that's portable, mess-free, and hassle-free with pre-measured servings wrapped in a dissolvable, food-grade film. Just toss the pack in a liquid of your choice, shake, and enjoy a delicious, nutritious drink, ready to go *wherever* you go.

AS SEEN ON SHARK TANK.


VADE Nutrition Makes Protein Convenient
VADE Nutrition


E PROTEIN SCOOPS™
VADE
Watch on YouTube

PREMIUM PRODUCT LINEUP

After a successful launch of Dissolvable Protein Packs, we expanded the VADE Nutrition product line to include pre-measured plant-based meal replacement and collagen + MCT Oil packs. Our mission is to continue expanding this product line so that people in all walks of life will be able to benefit from the revolutionary products that we create. From sports nutrition, to supplements for the elderly, nutritional care for infants, and beyond.


PRE-WORKOUT
COLLAGEN
PLANT-BASED
WHEY
PRE
VADE
DISSOLVABLE
PRE-WORKOUT
PACKS
EXTREME
COLLAGEN
VADE
DISSOLVABLE
COLLAGEN
PACKS
COLLAGEN
+ MCT OIL
VADE
PLANT-BASED
DISSOLVABLE
PROTEIN
PACKS
VADE
WHEY
DISSOLVABLE
PROTEIN
PACKS
100% WHEY
ISOLATE

VADE Nutrition quickly gained momentum, reaching over 8,000 retail locations, achieving a remarkable 1,523% sales growth in three years, exceeding $20 million in sales, and earning recognition from prestigious global entities. Notable achievements include securing a deal from Mark Cuban and Alex Rodriguez on ABC's Shark Tank, having our founder Joe Johnson featured in Forbes 30 Under 30, and receiving two Inc 500 awards.


VADE NUTRITION
Unprecedented Growth
$20M+
Lifetime Revenue
From $17,000 in sales to over $20M in revenue
1,523%
Growth Rate
Extraordinary 3-year growth, ranking us among top 0.07% of private companies
8,000+
Retail Locations
National presence through partnerships with GNC, Hy-Vee, and CVS
500M
Social Views
Viral social media presence generating massive brand awareness

* All of the metrics presented on this deal page are referring to our predecessor entity, PRO Bottle LLC.

The growth, retail success, and recognition from some of the most renowned names in business have been massive milestones in our journey to become a global leader in this massive $381 billion industry. And we're just getting started!


30
UNDER
30
Inc.
500
2022
Fastest-Growing
Companies in
America

FROM PLASTIC BAGGIES TO A

GAME CHANGING INNOVATION

As a high-level athlete and Captain of the Michigan State Wrestling Team, Joe Johnson was constantly traveling—and constantly frustrated by the mess and hassle of traditional protein powders. Pre-measuring into plastic baggies was wasteful and annoying. Ready-to-drink shakes? Bulky, full of junk ingredients, and terrible for the planet.

That's when it hit him. *What if convenience didn't have to mean compromise?*

What if the entire supplement industry—plagued by tubs, scoopers, and garbage-filled RTDs—could be reinvented? So he built it.

VADE Nutrition's Dissolvable Packs are the first of their kind: portable, pre-measured servings of clean nutrition wrapped in a food-grade film that disappears in liquid. No waste. No mess. Just pure, effortless performance.



In this age-old industry, there has been no real innovation in convenience and portability (while maintaining quality) until now. In every sector, there emerges a pioneer who rethinks the status quo. Consider how Tide Pods revolutionized laundry, Airbnb transformed travel accommodations, or Amazon reshaped online shopping. Now it's our turn!


OUR MISSION.
"We wanted a cleaner and more sustainable way to take powdered beverages, so we invented Dissolvable Nutrition Packs. VADE Nutrition is now providing people with an easier, more accessible way to take powdered supplements without the mess & hassle. We pride ourselves in our methods to hand pick the perfect tasting supplements that are high quality and affordable for everyone."
Joe Johnson, Founder
PRE
VADE
DISSOLVABLE
PRE-WORKOUT
PACKS
EXTREME

PROVEN TRACTION & DIVERSIFIED, EXPANSIVE REVENUE STREAMS

The convenience and portability of our products, mixed with our quality and great taste, has built viral excitement and acceptance from our industry. The support and love from our more than a million customers is what this company is built off of, and why we want to give everyone a chance to become an owner of VADE as we transform industries.




VADE

We believe VADE Nutrition's blend of quality & convenience, coupled with its broad market appeal, positions us to seize a substantial share of the global nutritional supplements market. This market was valued at a notable $381.47 billion in 2022, with forecasts projecting a CAGR of 6.3% from 2023 to 2030

As Seen On ABC's Shark Tank, recognized as a Forbes 30 Under 30 Awardee, and listed twice on Inc 500's Fastest Growing Companies in America, VADE Nutrition aspires to redefine the nutritional supplement industry. We've introduced the first and only pre-measured servings of nutritional supplements encased in a dissolvable food-grade film, merging high-quality nutrition with unmatched convenience and portability. With our sales growth, extensive retail distribution, multi-million dollar licensing deals, and an ever-expanding social and e-commerce presence, it's clear we're not just navigating this growing market; we're thriving within it. We believe VADE's trajectory indicates sustained and dynamic growth as we continue establishing ourselves as a major player in the industry.

The sales growth mentioned above is referring to our predecessor entity, PRO Bottle LLC.


EXIT
GNC
BEYOND RAW



PEOPLE LOVE VADE
8,000+ 5-STAR REVIEWS!


CONVENIENCE IS KING
These whey protein pods make for an easy grab and go leaving no excuses for not getting your macro nutrients in, specifically protein. And the best part is they taste great!
David Bolduc
MY GO TO PROTEIN
I have been a huge fan of this for years! Always my go to drink. I have tried other brands but VADE has mastered it! Keep up the good work!
Michael Brennan
PROTEIN DISSOLVABLE PACKS
Super great for traveling and on the go! Mixes very quickly and tastes great! No more mess in the car or having to remember to pack some in a container or baggie.
Justin Wright
TRAVELERS DREAM
I travel for work and filling little sandwich bags of my pre workout and protein was a nightmare. I would spill some and one time bag opened in my suitcase and coated my clothes with chocolate protein. Now there is no little baggies no spills and no waste.
Kyle West

As we set our sights on further disruption of the market, our key objectives include expanding into emerging markets, research and development of innovative product lines, and bolstering our marketing efforts to increase brand awareness on a global scale.

We are excited to offer the opportunity to join us in shaping the future of nutrition and promoting healthier lifestyles. Together we'll redefine the standards of the nutritional supplements industry and make high-quality nutrition more convenient and accessible for everyone!

Invest in VADE *today* and be a part of a journey that's rewriting the rules of convenient, high-quality nutrition for generations to come.

Full financial breakdown:

Channel	Assumptions		Year 1		Year 2		Year 3		Year 4	
Website	Average monthly growth 9% Historical Jan 2022 - Dec 2022 6% Forecasted over next four years	Revenue		$2,363,363		$8,140,101		$18,006,379		$38,934,075
		COGS	40%	$945,345	40%	$3,256,040	35%	$6,302,233	35%	$13,626,926
		Sales & Fulfillment	25%	$590,841	17%	$1,383,817	15%	$2,700,957	15%	$5,840,111
		Marketing	20%	$472,673	15%	$1,221,015	15%	$2,700,957	15%	$5,840,111
		Profit	N/A	$354,504	N/A	$2,279,228	N/A	$6,302,233	N/A	$13,626,926
		Profit Margin	N/A	15%	N/A	28%	N/A	35%	N/A	35%
Amazon	Average monthly growth: 14% Historical Jan 2022 - May 2023 7% Forecasted over next four years	Revenue		$3,351,761		$12,851,258		$41,496,376		$99,337,931
		COGS	40%	$1,340,704	40%	$5,140,503	35%	$14,523,732	35%	$34,768,276
		Sales & Fulfillment	30%	$1,005,528	25%	$3,212,815	25%	$10,374,084	25%	$24,834,483
		Marketing	5%	$167,588	5%	$642,563	5%	$2,074,819	5%	$4,966,897
		Profit	N/A	$837,940	N/A	$3,855,377	N/A	$14,523,732	N/A	$34,768,276
		Profit Margin	N/A	25%	N/A	30%	N/A	35%	N/A	35%
Wholesale	We have partnered with Distributors that only work on a 10% commission, thus providing us the opportunity to grow within retail while not having the financial risk. Retailers Include: GNC, Target, Aldi, Costco, Walmart, CVS, Hy-Vee, Winn Dixie, Sam's Club, Etc....	Revenue		$216,071		$2,061,979		$12,911,738		$49,247,182
		COGS	40%	$86,428	40%	$824,792	35%	$4,519,108	35%	$17,236,514
		Sales & Fulfillment	33%	$71,303	33%	$680,453	33%	$4,260,074	33%	$16,251,570
		Marketing	1%	$2,161	1%	$20,620	1%	$129,117	1%	$492,472
		Profit	N/A	$56,178	N/A	$536,115	N/A	$4,002,638	N/A	$15,266,626
		Profit Margin	N/A	26%	N/A	26%	N/A	31%	N/A	31%
International	Average monthly growth 50% Historical Oct 2023 - Oct 2024 8% Forecasted over next four years	Revenue		$2,476,232		$9,257,083		$22,380,287		$55,499,535
		COGS	40%	$990,493	40%	$3,702,833	35%	$7,833,100	35%	$19,424,837
		Sales & Fulfillment	5%	$123,812	5%	$462,854	5%	$1,119,014	5%	$2,774,977
		Marketing	15%	$371,435	15%	$1,388,562	15%	$3,357,043	15%	$8,324,930
		Profit	N/A	$990,493	N/A	$3,702,833	N/A	$10,071,129	N/A	$24,974,791
		Profit Margin	N/A	40%	N/A	40%	N/A	45%	N/A	45%
Co-Mans	Slow, consistant growth through our private label partnerships. Combined, the potential annual revenue from these Private Label partnerships exceeds $100M annually.	Revenue		$406,783		$8,105,410		$24,383,220		$65,823,838
		COGS	70%	$284,748	70%	$5,673,787	70%	$17,068,654	70%	$46,076,687
		Profit	N/A	$122,035	N/A	$2,431,623	N/A	$7,315,566	N/A	$19,747,151
		Profit Margin	N/A	30%	N/A	30%	N/A	30%	N/A	30%
Totals by Year		Revenue		$8,814,210		$40,415,831		$119,180,000		$308,842,561
		COGS		$3,647,719		$18,597,955		$59,247,827		$131,133,240
		Fulfillment		$1,791,484		$5,738,939		$18,454,939		$49,701,141
		Marketing		$1,913,856		$3,272,760		$8,261,936		$19,624,410

Totals by Year									
	G&A	25%	$350,000	25%	$437,500	25%	$546,875	25%	$683,594
	Total Expense		$6,803,059		$28,048,155		$77,511,577		$201,142,384
	Profit		$2,011,151		$12,367,676		$41,668,423		$107,700,177
	Profit Margin		22.82%		30.60%		34.96%		34.87%

*This financial breakdown is using assumptions from historical growth percentages of the predecessor entity, PRO Bottle LLC. The four year projected financials start with year 1 being the first 12 months post closing this investment round. Future projections are not guaranteed.

GROWTH STRATEGY

WE HAVE 6 HISTORICALLY PROVEN FACTORS CONTRIBUTING TO OUR GROWTH AND PROFITABILITY FORECASTS.
(as shown and calculated in the forecast file)

1. Product Expansion
2. Amazon
3. International Expansion
4. D2C & Subscriptions
5. Licensing / Private Label
6. Retail


COLLAGEN
VADE
DISSOLVABLE
COLLAGEN
PACKS

1. PRODUCT EXPANSION

Leveraging our newly established internal manufacturing, we will expand our product line with smaller batches of products to keep our inventory costs low

1. Electrolyte Dissolvable Packs
2. Immunity-Boosting Supplement Packs
3. Kids' Nutritional Packs
4. Sleep Support Supplement Packs
5. Creatine
6. Greens


Product Expansion Timeline: Two-Year Strategy
Launch of Electrolyte Dissolvable Packs
Year 1
Release of Kids' Nutritional Packs
Year 1
Introduction of Creatine
Year 2
Year 1
Introduction of Immunity-Boosting Supplement Packs
Year 2
Debut of Sleep Support Supplement Packs
Year 2
Launch of Greens

amazon

TOP 100
#34: PROTEIN POWDER

RECENT AMAZON OPTIMIZATION

- Rapidly growing sales
- Bringing Customer Acquisition costs down
- Increased reviews boosting organic traction, creating more incremental sales
- Named one of the fastest growing companies on Amazon


VADE Nutrition Dissolvable Protein Packs | Chocolate & Vanilla Whey Isolate Protein...
$48.99
G. Sumner
Verified Purchase
Great taste and mix well
Reviewed in the United States on February 14, 2025
Size: 30 Servings | Color: Cappuccino
I needed something quick and easy for on the go and at work. I got the coffee one and totally love the taste. I will be using this product for my weight loss goals and on the go snack. I would totally purchase this product if you are unsure.
Sue
Verified Purchase
Quickly Dissolvable
Reviewed in the United States on February 22, 2025
Size: 30 Servings | Color: Vanilla
The casing around the protein dissolved quickly and easily into my morning oatmeal and tasted great! Just the right amount of sweetness and no stomach issues after consumption.

Amazon Spending


9/1/2022
10/1/2022
11/1/2024
12/1/2022
1/1/2023
2/1/2023

Amazon Sales



amazon PRODUCT SALES GROWTH


Whey Chocolate - 22% monthly growth
Whey Combo - 72% monthly growth
Whey Vanilla - 109% monthly growth
Whey Strawberry - 88% monthly growth
Whey Cappuccino - 151% monthly growth
Whey Bundle - 12% monthly growth
Plant Strawberry - 725% monthly growth
Plant Vanilla - 338% monthly growth
Pre-Workout - 100% monthly growth

Forecasting conservative estimates compared to past growth performance

Future projections are not guaranteed.


INTERNATIONAL GROWTH
RAPID GROWTH
Rapid growth in our international sales through our ecommerce partner, iHerb.
• Our international sales grew by 50% month-over-month over the last 12 months
• Total growth rate of 1,620% since October 2023
TOP PERFORMER
Massively outperformed the market. For example:
• International net sales saw a 222% lift from Q1 to Q2
• Comparatively, our US Sales saw a 78% lift quarter
• The total sports category for iHerb saw a net sales lift of 12% for international sales
With very minimal marketing expense, the data shows great growth and profitability opportunity.


MASSIVELY OUTPERFORMED THE MARKET
222%
78%
12%
INTERNATIONAL NET SALES LIFT FROM Q1 TO Q2
VADE
US SALES LIFT
THE SPORTS CATEGORY FOR IHERB
NET SALES LIFT FOR INTERNATIONAL SALES

*This international sales data was provided to us by our distributor for our predecessor entity, PRO Bottle LLC.

DTC


PLANT-BASED
VADE
PROTEI
PACK

VADE Nutrition leverages commission-based ad spending on platforms like TikTok Shop, focusing on profitability and rapid growth. This strategy utilizes user-generated content (UGC) creator networks to expand reach and generate organic engagement.

Our direct sales approach is implemented through several key channels:

- Partnerships with micro and macro influencers who align with our brand values and target audience

- Development of authentic, engaging content that showcases real customer experiences and product benefits
- Strategic use of platform-specific features like TikTok Shop's live shopping events and flash sales
- Implementation of performance-based compensation models to ensure ROI-positive advertising spend

PRIVATE LABEL PARTNERSHIPS & OPPORTUNITIES


WHEY
PROTEIN PACKS
100% WHEY ISOLATE
FreshStart
PODS
DISSOLVABLE PROTEIN PACKS

Combined, the potential annual revenue from these Private Label partnerships exceeds $100M annually.

Future projections are not guaranteed.

NATIONWIDE RETAIL DISTRIBUTION

RITE AID · TARGET · sam's club · Kroger · COSTCO WHOLESALE · Walgreens · Walmart · Albertsons · Publix · GNC LIVE WELL · Winn Dixie

We have partnered with Distributors that only work on a 10% commission, thus providing us the opportunity to grow within retail while not having the financial risk.

WHERE THE CAPITAL GOES & HOW IT DRIVES ROI

Our rapid growth, combined with an overreliance on outside co-packers positioned us to go through a restructuring so that we could continue our profitable growth without any debt. We are raising capital to optimize our manufacturing process, dramatically reducing our cost of goods, thus unlocking scalable, profitable growth.

Future projections are not guaranteed. The growth referenced is referring to our predecessor entity, PRO Bottle LLC.

This investment will also fund product expansion, international growth, and marketing strategies that have already been proven to drive exponential sales. With the right resources, we're positioned to capture a billion-dollar slice of the global supplement market.

$700,000 – Finalize In-House Manufacturing & Machinery Integration

This unlocks a 20%+ reduction in cost of goods sold (COGS) and gives us total control over production. With this shift, we regain velocity, eliminate failed third-party batches, and position ourselves for scalable, higher-margin growth.

$1M-$2M – Inventory Replenishment for DTC, Amazon & Retail Channels

With over $5M in unmet demand due to product stockouts, this allows us to fully restock our best-sellers, re-activate paused campaigns, and fulfill major retail POs—fueling immediate revenue recovery.

$250K-$500K – Performance Marketing & Amazon Growth Engine

$100K-$170K – Strategic Partner Payments

Invest into campaigns already proven to drive growth. Supports our proprietary Amazon Review Flow (now ready to relaunch), influencer campaigns, and AI-powered content creation—where we publish new creatives daily at almost no cost.

Key partnerships are ready to activate once capital is secured.

$200K - General & Administrative Support

Lean team structure, primarily used for customer success, fulfillment, and maintaining operational integrity while we scale. Not bloated overhead—just the essentials to support expansion.

$100K - R&D & Product Line Expansion

Focused on high-margin innovations like electrolyte and greens packs, sleep support, kid-friendly nutrition, nutritional packs tailored to Military, and more. These products increase customer LTV and grow basket sizes.

Our goal is simple: to make high quality nutrition easily accessible to everyone. We believe we've revolutionized the industry with our dissolvable packs of nutritional supplements, and this is just the beginning.

Future projections are not guaranteed.

Every dollar of this raise is engineered to accelerate VADE's path to profitability, scale proven revenue channels, and eliminate the operational bottlenecks that have limited us from fulfilling demand.


At Home Or On-The-Go! The Worlds BEST Portable Protein VADE Nu
VADE Nutrition
BEST
PORTABLE
PROTEIN
CLICK THE LINK!
Watch on YouTube

BUSINESS MODEL DEEP DIVE



Amazon's Review Algorithm: The Key to Explosive Growth

Amazon's algorithm is **heavily influenced by product reviews and ratings**, making **high-volume, high-quality reviews the single biggest driver of success** on the platform.

Why Amazon Reviews Matter

1. **More 5-Star Reviews = Higher Search Rankings**
   Amazon **prioritizes listings with strong review-to-sale ratios**, pushing them to the first page where **70% of sales happen**.
2. **Better Ratings = More Conversions**
   Products with **4.5+ stars** see **significantly higher click-through rates** and **boosted conversion rates** from browsing customers.
3. **Organic Sales Snowball Effect**
   The higher a product ranks, the **more visibility and sales it gets, leading to even more reviews—a self-perpetuating growth loop**.
4. **Amazon-Backed Promotions**
   Amazon **rewards top-ranked products** with **exclusive promotional opportunities** like **lightning deals, homepage placements, and email blasts**—free exposure that fuels rapid scaling.


NUTRITION



VADE Nutrition's Success Story

1. Initial Ranking

VADE started with a rank in the 5,000's in the protein powder category on Amazon.

2. Implementing Amazon Review Flow

VADE used their proprietary strategy to boost reviews and rankings.

3. Rapid Growth

In a matter of months, VADE skyrocketed to #34 in the category.

4. Future Potential

With inventory replenishment, this strategy is ready to be reactivated and scaled immediately.

Proprietary Amazon Review Flow: A Growth Engine for VADE Nutrition

VADE Nutrition's **Amazon Review Flow** is a **strategically engineered system** designed to **drive external traffic, capture customer data, and maximize 5-star reviews**—resulting in **higher organic rankings, increased sales velocity, and Amazon-backed promotions.**


1
2
3
4

Drive Traffic

Direct customers to our website first

Capture Data

Offer 15% off for email signup

Pre-Vet Reviews

Follow up 7 days post-purchase

Maximize 5-Stars

Incentivize positive reviews

How Amazon Review Flow Works

Drive Traffic to Our Website First

We **own the customer journey** by directing traffic to our website before sending them to Amazon. Visitors are offered **15% off their Amazon order** in exchange for their email—capturing valuable **customer data** while still leveraging Amazon's massive sales potential.

Pre-Vet Customers Before Requesting a Review

7 days post-purchase, we follow up with an email. If the customer had a **great experience**, we **incentivize** them to leave a **5-star review** before claiming a free product. If their experience was **less than perfect**, they're directed to **customer service first** to resolve any issues—**preventing negative reviews** from ever reaching Amazon.

Amazon's Algorithm Works in Our Favor

Higher percentage of 5-star reviews = Faster organic ranking growth. Increased external traffic to Amazon = Amazon rewards us with more visibility. Stronger review-to-sales ratio = Amazon promotes our product for free.



The Proven Impact of Amazon Review Flow

Skyrocketing Rankings

VADE skyrocketed from #5,000+ to #34 on Amazon's protein powder rankings using this method Amazon Flow.

Cost-Effective Strategy

Amazon Review Flow operates at nearly $0 customer acquisition cost, making it one of the **most profitable, scalable strategies in eCommerce.**

Organic Growth

No additional Amazon advertising was needed to achieve these results—showing how **leveraging the review algorithm effectively can outcompete even big-budget brands.**



Amazon Live: Real-Time Sales & Engagement Booster


TOSS. SHAKE. ENJOY.

Engagement Booster

Amazon Live is an underutilized but incredibly powerful tool that allows brands to host **live product demos, Q&A sessions, and promotions**—all directly on Amazon.

The Pack Athlete Team

VADE's brand ambassadors **host live Amazon broadcasts**, demonstrating the ease and convenience of our **Dissolvable Nutrition Packs™** in action.

Prime Amazon Placement

Live sessions get prime Amazon placement, putting our products in front of thousands of **high-intent buyers**.

Instant Purchasing

Viewers can instantly purchase VADE products while watching the live demo, creating **immediate conversion spikes**.

Real-Time Interaction

Real-time customer interaction builds trust, driving higher sales and more **authentic, enthusiastic reviews**.



VADE Athletes & The Pack: Driving Verified Engagement

1

Thumbs-Up Positive Reviews

The Pack members **engage with 5-star reviews**, ensuring Amazon **prioritizes them at the top of our product page**.

2

Thumbs-Down Negative Reviews

If a review is unfair or inaccurate, our team **flags it for Amazon to deprioritize or remove**.

3

Influencers & Creators Reinforce Positive Sentiment

The Pack also shares **their own testimonials, Amazon unboxing videos, and workout integrations**, driving more **credible user-generated content (UGC)**.

External Traffic: Amazon's Growth Multiplier

Amazon **loves when brands send external traffic to their platform**, and they reward those brands with **higher organic rankings and exclusive promotional opportunities**.

1. **Higher Rankings** — More visibility on Amazon
2. **More Sales** — Increased conversions
3. **More Reviews** — Higher customer engagement
4. **External Traffic** — From VADE's website, email lists, and social media

Proof of Success: VADE's Explosive Growth

34

Amazon Ranking

VADE's ranking in the protein powder category, up from #5,000+

$100K+

Prime Day Sales

Exploded from $5,000 to over $100,000 in just one year

0

Additional Ad Spend

All growth achieved without increasing Amazon ad spend



3. INTERNATIONAL

INTERNATIONAL

Rapid growth in our international sales through our ecommerce partner, iHerb.

- Our international sales grew by 50% month-over-month over the last 12 months
- Total growth rate of 1,620% since October 2023



TOP PERFORMER

Massively outperformed the market. For example:

- International net sales saw a 222% lift from Q1 to Q2
- Comparatively, our US Sales saw a 78% lift quarter
- The total sports category for iHerb saw a net sales lift of 12% for international sales

With very minimal marketing expense, the data shows great growth and profitability opportunity.



VADE Nutrition DTC Growth Plan

The Direct-to-Consumer (DTC) model is a high-margin, scalable growth engine that allows VADE Nutrition to control pricing, branding, and customer data while driving repeat purchases and brand loyalty. Our focus is on profitable, data-driven expansion using targeted strategies that have been tested and optimized for scalability.

3 Primary Traffic Drivers for DTC

1

Paid Advertising (Performance Marketing)

Our ad budget will remain lean and ROI-focused, scaling only with proven profitability. The primary focus is on community-building and long-term brand equity, rather than short-term, high-cost acquisition tactics. Our creative strategy includes performance-tested video ads, testimonials, and influencer-driven campaigns to drive high-intent traffic. Retargeting campaigns ensure cost-effective conversions by leveraging website visitor data and social engagement.

2

User-Generated Content (UGC) & Influencer-Driven Growth

UGC strategies on TikTok Shop and other platforms drive zero-cost, commission-based sales where VADE only pays on actual revenue generated by creators. Our viral, visual, and easy-to-demo product is ideal for creator-driven marketing. By leveraging affiliate programs and commissions, we empower thousands of creators to push VADE Nutrition organically, creating a self-sustaining customer acquisition system. The goal: scale UGC-driven sales while maintaining strong profit margins and organic reach.

3

High-Volume Content Creation at Near-Zero Cost

Content marketing used to require large budgets for production, but we have a massive advantage: VADE has thousands of high-performing content pieces that are being repurposed and optimized using AI. AI-powered content generation allows us to automate and scale content output across multiple platforms with almost no additional cost. This means daily publishing at scale, maximizing exposure while keeping customer acquisition costs low. Our omnichannel content strategy includes TikTok, Instagram, YouTube, and email marketing to drive consistent, engaged traffic to VADE's website.

DTC Profitability Levers

High Conversion Rates (Optimized Customer Funnel)

We're optimizing our conversion strategy by introducing the "Starter Package" to increase first-time purchases and accelerate subscription adoption. The Starter Pack includes:

- A month supply of the product of their choice
- A premium shaker bottle
- A travel canister
- Sample packs of other VADE products

Why this works: The perceived value of the add-on items in the package is $31, but the actual cost is only $6. We can offer a $25 discount on this package while still maintaining a strong margin. This ensures a high conversion rate on first-time buyers, leading to recurring subscriptions. The result: A lower cost to acquire customers while boosting retention rates.

Mastering Retention & Subscription Growth

Subscription success is the key to long-term profitability. VADE's subscription model has proven to be resilient, even during inventory disruptions. Retention rate: 78.05%—significantly higher than industry averages. Customer lifetime value (CLV) has increased from $153 to $737, demonstrating deep brand loyalty and high repurchase rates.

Strategies driving retention:

- Personalized subscription offers based on customer preferences.
- Exclusive perks for subscribers, including discounts, early product releases, and VIP access.
- SMS and email automation to reduce churn and increase reorders.
- Leveraging post-purchase upsells and cross-sells to maximize order value per customer.



Key Competitive



VADE

Key Competitive Advantages in DTC Growth

1. **Product Uniqueness & Shareability**
   VADE's Dissolvable Nutrition Packs are inherently viral. The "wow factor" of the dissolving pods makes for high-engagement content, driving organic discovery and repeat purchases.
2. **Self-Funding Growth Through UGC & Affiliates**
   With creator commissions replacing ad spend, VADE's DTC model scales profitably without heavy marketing costs.
3. **Proprietary AI-Driven Content Machine**
   Thousands of content pieces are repurposed daily, creating a continuous stream of engaging, low-cost marketing materials.
4. **High Retention & Recurring Revenue**
   With strong subscription adoption and high CLV, VADE has a resilient and scalable customer base.

Why Investors Should Feel Confident in VADE's DTC Model

Proven Product-Market Fit
Over $20M in lifetime revenue, 1,523% growth in 3 years, and 500M+ social media views.

Low-Cost, High-Impact Growth
Commission-based sales + AI-powered content creation = low customer acquisition costs with high margins.

Subscription-Driven Recurring Revenue
78.05% retention rate with CLV increasing from $153 to $737.

Scalability & Expansion Potential
With Amazon's success at 154% YoY growth, the DTC channel is primed for similar explosive scaling.

Capital-Efficient Growth Model
Unlike traditional DTC brands burning cash on ads, VADE leverages community-driven UGC, creator partnerships, and AI marketing to scale profitably.

Long-Term Vision for Exponential Growth
VADE is not just a supplement company—it's an innovation leader disrupting the $371B global nutrition market.

* All of the metrics presented on this deal page are referring to our predecessor entity, PRO Bottle LLC.

AI-Powered Content Strategy



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Content Creation
AI generates diverse content ideas based on trending topics and user preferences.

Optimization
Machine learning algorithms refine content for maximum engagement across platforms.

Distribution
Automated systems publish content across multiple channels at optimal times.

Analysis
AI analyzes performance metrics to inform future content strategies.

Customer Journey and Retention Strategy

1. **Discovery**
   Potential customers encounter VADE through UGC, influencer content, or AI-generated marketing materials.
2. **First Purchase**
   Conversion is driven by the attractive Starter Package offer, lowering the barrier to entry.
3. **Subscription Adoption**
   Customers are encouraged to subscribe for convenience and exclusive benefits.
4. **Ongoing Engagement**
   Personalized offers, VIP perks, and targeted communication maintain high retention rates.
5. **Brand Advocacy**
   Satisfied customers become brand advocates, contributing to UGC and organic

growth.

Future projections are not guaranteed.

Final Thoughts: A Future-Proof Growth Strategy


VADE
NUTRITION

Long-Term Sustainability

VADE's DTC model isn't just about immediate growth—it's designed for long-term, sustainable profitability.

High-Impact, Low-Cost Acquisition

By leveraging high-impact, low-cost acquisition strategies, VADE maximizes ROI on marketing efforts.

Customer Retention Focus

Maximizing customer retention ensures a stable, growing customer base and increasing lifetime value.

Scalable Marketing Tactics

Optimizing scalable marketing tactics allows VADE to grow efficiently without compromising quality.

VADE is set to dominate the DTC nutrition space while maintaining strong investor ROI. Now is the time to invest in VADE's next chapter of growth. 🚀

VADE Nutrition Gym Growth Plan: A Scalable Revenue Model for Gym Partnerships

VADE Nutrition is redefining the gym retail space by offering an innovative, low-risk, high-reward model that seamlessly integrates into gym operations. Our Gym Growth Plan incentivizes gyms and trainers to sell VADE products with minimal upfront costs, minimal shelf space requirements, and virtually no inventory management burden, all while generating incremental revenue streams for both gyms and their trainers.

This program aligns perfectly with our core business objectives— expanding VADE's market presence with a low customer acquisition cost while driving gym and trainer engagement. With our unique dissolvable protein packs, gyms and trainers can now offer members a premium, convenient supplement solution without the hassle of traditional powders.

How It Works

Low-Cost Initial Purchase

The only upfront cost is a $300 initial order per location. This order consists only of sample packs and bottles, keeping inventory requirements minimal. VADE provides clip strips and countertop displays—taking up almost no shelf space. A pricing sheet is provided to gyms to ensure transparency and ease of ordering.

Trainer Engagement & Commission-Based Sales

Gyms send us the names and emails of their trainers. Each trainer receives two credited sample packs of their choice to introduce VADE to clients. VADE creates a unique referral link for each trainer. Every trainer-driven sale earns commission: 10% commission to the trainer 10% commission to the gym Gym commissions can be credited toward future orders, reducing financial risk and ensuring sustained VADE product replenishment at no additional cost.

Example: Revenue Impact of a Multi-Location Gym

1. **Initial Order:**

   Each location purchases a $300 initial PO. Total investment: $1,500 for 5 locations.

2. **Trainer Activation:**

   XYZ provides VADE with the contact details of 50 trainers (10 per location). Trainers introduce VADE to their clients.

3. **Monthly Sales Performance:**

   Each trainer sells an average of 8 full-size VADE bags per month at an average price of $40. Total sales: 400 full-size bags Revenue generated: $16,000 Trainer earnings: $32 per month each (passive income) Gym earnings: $320 per location, totaling $1,600 in additional monthly revenue.

4. **Sustainable Product Replenishment:**

   Gyms can choose to reinvest their earned commissions into fully VADE-funded sample replenishments or opt for cash payouts. This creates a self-sustaining, low-cost revenue stream.


WHEY
VADE

Key Benefits For Gyms

Very Low Upfront Risk

The initial investment is minimal, and ongoing product replenishment can be funded entirely by commission earnings.

New Revenue Stream

With 10% commission per sale, gyms can easily generate thousands of dollars in additional passive income.

No Shelf Space Hassle

VADE's countertop displays and clip strips keep storage requirements minimal.

Higher Member Retention

By offering premium, convenient supplements, gyms increase member satisfaction and reduce churn.



Key Benefits For Trainers

Earn Extra Income

Trainers increase their monthly earnings by selling a product that enhances their clients' fitness results.

Adds Value to Clients

Trainers can offer an easy-to-use, high-quality protein solution, making their training packages more attractive.

Seamless Sales Process

With personalized VADE referral links, trainers don't need to carry inventory or process orders—just recommend and earn.

Key Benefits For VADE


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Low Customer Acquisition Cost

The gym/trainer model allows for organic, referral-based sales, reducing the need for expensive digital marketing.

Scalability

With over 30,000 gyms in the U.S., the potential for expansion is massive.

Brand Loyalty & Recurring Sales

Once gym members experience VADE's convenience, they're likely to continue purchasing directly through trainers, gyms, or online subscriptions.

Key Gym Partnerships & Growth Potential

Existing Gym Partners

- Powerhouse Gym: 350 locations
- Curves: Expanding reach into the women's fitness market
- Anytime Fitness: Large 24/7 franchise network with high trainer engagement

Additional Gym Chains Showing Interest

- Planet Fitness – One of the largest gym chains in the U.S.
- Crunch Fitness – Aggressive growth in urban markets
- LifeTime Fitness – Premium gym network, ideal for targeting high-value customers



Potential Expansion into White Label Products

With the right gym partners, VADE can transition to



providing private-label supplements for gym chains. This model allows VADE to scale without additional branding costs while providing gyms with their own custom-branded dissolvable supplements.

1. **Example**
   Powerhouse Gym could sell "Powerhouse Elite Protein by VADE"
2. **Benefits for Gyms**
   Increased brand loyalty
3. **Higher Profit Margins**
   On an exclusive product
4. **Differentiation**
   From competitors



Conclusion: A Proven, Scalable Growth Strategy

The VADE Gym Growth Plan offers an irresistible win-win model for gyms, trainers, and VADE Nutrition. It is structured for high-margin, high-retention expansion with minimal upfront risk, allowing for long-term, scalable success.

Low financial risk, high reward

Trainer engagement drives sustainable sales

Massive scalability in an underutilized sales channel

Potential for white-label partnerships for even greater expansion

Future projections are not guaranteed.

Market Position and Future Growth

With strong existing partnerships and growing interest from major gym chains, VADE is positioned to dominate the gym supplement market while maintaining low acquisition costs and maximizing profitability.

1. **Market Domination**
   VADE as the leading gym supplement brand
2. **Expanded Partnerships**
   Integration with major gym chains nationwide
3. **White Label Growth**
   Custom-branded products for gym chains
4. **Trainer Network**
   Engaged trainers driving sales and brand loyalty
5. **Low-Risk Model**
   Minimal upfront costs for gyms and trainers


WHEY
VADE

Next Steps for Implementation

1. **Expand Partnerships**
   Aggressively pursue partnerships with additional major gym chains to increase market presence.
2. **Optimize Trainer Engagement**
   Develop advanced programs and incentives to maximize trainer participation and sales.
3. **Launch White Label Program**
   Initiate white label partnerships with select gym chains to further penetrate the market.
4. **Enhance Product Line**
   Expand VADE product offerings to cater to diverse fitness needs and preferences.

5. WHOLESALE

RETAIL DISTRIBUTORS

We have partnered with Distributors that only work on a 10% commission, thus providing us the opportunity to grow within retail while not having the financial risk.

Retailers include:

- Target
- Aldi
- Costco
- Walmart
- CVS
- HyVee
- Winn Dixie
- Etc....



Combined, the potential annual revenue from these wholesalers exceeds $100M annually.

6. PRIVATE LABEL

OPPORTUNITIES

Private label partnership opportunities/discussions

- GNC
- NutriSystem
- Amway
- Aldi
- Planet Fitness
- Iovate


WHEY
PROTEIN PACKS
100% WHEY ISOLATE
PODS
FreshStart

Combined, the potential annual revenue from these Private Label partnerships exceeds $100M annually.

GNC's best selling SKUs

- VADE handles manufacturing
- Estimated potential launch TBD
- Estimated revenue from partnership
- 12 months est. $20M


WHEY
PROTEIN PACKS
100% WHEY ISOLATE


LONG TERM VISION
Sustained Growth for Generational Wealth
Driving Innovation at Every Level
Long-term Strategic Partnerships
COLLAGEN
VADE
DISSOLVABLE COLLAGEN PACKS
+MCT OIL
VADE'S long term mission is to continue being on the cutting edge of innovation for nutrition and convenient delivery systems.


WELCOME TO TEAM VADE
VADE®
NUTRITION